Contact

www.linkedin.com/in/ruth-wong-8251581ab (LinkedIn)

Top Skills

Engineering
Health & Wellness
Research

Ruth Wong

Partner, Brand Manager at Fat Leaf Water
New York

Experience

Fat Leaf Water

Partner, Brand Manager
November 2019 - Present (2 years 9 months)
New York, New York, United States

Portsmouth Middle School

Parent Teacher Organization
August 2020 - Present (2 years)
Portsmouth, Rhode Island, United States

Support enrichment programs for the student body with emphasis on health and wellness.

PS20 Lower East Side

School Wellness Council
September 2016 - August 2020 (4 years)
New York, New York, United States

Build sustainable health and wellness initiatives for teachers, staff, students and their families. Collaborate with local and neighborhood organizations to create sustainable community-based support system of physical and mental welllness. Won NYC Wellness Council of the Year in 2018.

Hage Engineering PC

Civil Structural Engineer
January 2005 - September 2007 (2 years 9 months)
New York, New York, United States

Design and renovation of high end residential homes in NYC and metropolitan area.

American Society of Civil Engineers

Coordinator
February 2004 - January 2005 (1 year)
Reston, Virginia, United States

Supported ASCE Student Chapters nationwide. Promoted and coordinated student chapter workshops, conferences and events to enrich the education and experience of civil engineering students.

T.Y. Lin International
Civil Structural Engineer
May 2001 - April 2004 (3 years)
Alexandria, Virginia, United States

Bridge design. Superstructure and substructure, to include curved girder and prestressed concrete bridges.

Federal Highway Administration
Graduate Student Researcher
August 1999 - July 2001 (2 years)
McLean, Virginia, United States

Tested and researched the behavior of steel I-girders.

Education

University of Maryland
Master's degree, Civil Engineering · (1999 - 2001)

South Dakota State University
Bachelor of Science - BS, Civil Engineering · (1994 - 1998)